Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of CONSOL Energy Inc. of our report dated March 14, 2010, relating to the combined balance sheet of Dominion Exploration and Production, Inc. and subsidiaries, Dominion Reserves, Inc. and subsidiaries, and the producing business of Dominion Transmission, Inc. as of December 31, 2009 and December 31, 2008 and the related combined statements of income and shareholders’ equity and comprehensive income and of cash flows for each of the three years in the period ended December 31, 2009 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards) which appears in CONSOL Energy Inc.’s Form 8-K dated March 19, 2010.

/s/ Deloitte & Touche LLP
Richmond, Virginia
June 30, 2010